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Exhibit (a)(3)

October 1, 2009

Dear Colleagues,

        Today we responded to Biogen Idec's unsolicited tender offer to acquire Facet Biotech at $14.50 per share in cash. Attached is our press release, including a letter to stockholders, which was issued this morning.

        After reviewing Biogen Idec's offer, our board of directors determined that the proposal is inadequate and not in the best interests of our stockholders. The board therefore has recommended that you and other stockholders reject the offer and not tender shares to Biogen Idec.

        In our response, we outlined numerous reasons why our board determined that Biogen Idec's offer is inadequate. Among other reasons, it attributes insufficient value to the development programs, proprietary technologies and pipeline we all have worked so hard to develop.

        Biogen Idec has given our stockholders until 12:00 midnight ET on October 19, 2009 to tender, or sell, their shares. At that time, the tender offer will most likely be extended or terminate. It is possible that Biogen Idec may respond to our filing in the meantime, and we will continue to keep you updated with any additional news or developments.

        Our board and management team are committed to the best interests of the company and building stockholder value. Because of your efforts, we have made incredible progress meeting our goals this past year, and I want to thank you for your hard work to maintain our momentum as we work through this situation.

        I'm sure you have many questions and I look forward to addressing them. We will hold an all-hands meeting tomorrow, Friday, October 2nd to discuss this announcement further. You will receive an email shortly with the calendar invite. As always, please feel free to speak with a member of the Executive Committee if you have any concerns or questions.

Sincerely,

Faheem

SOME QUESTIONS YOU MIGHT HAVE

1.
What exactly was announced today?

  Our board unanimously determined that Biogen Idec's unsolicited tender offer to acquire the company for $14.50 per share in cash is inadequate and not in the best interests of our stockholders. The board recommended to our stockholders that they not tender, or sell, their shares into the offer.

2.
This is the same price the board rejected before. Why did the company need to respond in this way?

  Under the SEC rules governing tender offers, we were required to file a formal response following a review of the tender offer with our financial and legal advisors. Our board determined that the offer is inadequate and not in the best interests of our stockholders.

3.
Why did Biogen Idec launch the offer at the same price that was offered before, and at a price lower than our current share price?

  It's not our place to speculate on the rationale for Biogen Idec launching the tender offer at the price it did. Our board determined that the offer is inadequate and not in the best interests of our stockholders.

4.
Is our strategy now to sell the company?

  An acquisition by Biogen Idec or any other entity is by no means a certainty. Our board has recommended that you and other stockholders not tender shares into the offer. Consistent with its duties to our stockholders, the board is committed to creating value for all of our stockholders and remains open to appropriate opportunities to achieve that result. We also are confident in the company's ability to provide meaningful growth and value to our stockholders under our existing business plan.

5.
What happens next?

  While we cannot predict what Biogen Idec may do next, it's important that we all continue to focus on achieving our objectives to maintain our momentum. We will continue to keep you updated on this situation.

6.
Where can I find more information about the current situation?

  We will be hosting an all-hands meeting where you will have the opportunity to ask the management team your questions. As always, if you have questions or concerns, please speak to any member of the Executive Committee. All of our press releases and SEC filings are available on our website.

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  Exhibit (a)(3)
SOME QUESTIONS YOU MIGHT HAVE